Via Facsimile and U.S. Mail
Mail Stop 6010

August 19, 2009

Mr. Yiru Shi
Chief Financial Officer
Shengtai Pharmaceutical, Inc.
Changda Road East, Development District,
Changle County, Shandong   262400
People's Republic of China

Re: Shengtai Pharmaceutical, Inc.
Form 10-K for the Year Ended June 30, 2008
Form 10-Q for the Quarterly Period ended September 30, 2008
Form 10-Q for the Quarterly Period ended December 31, 2008
File No. 000-51312

Dear Mr. Shi:

        We have completed our review of your Form 10-K and of your Forms 10-Q and have no further comments at this time.

Sincerely,

Gus Rodriguez
Accounting Branch Chief